[redacted]

08026892

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 E. Michigan Street
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Schoenike 414-287-3994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Washington, DC
111

220 South Sixth Street, Ste 1400 (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
JOANN W. FUSI
STATE OF WISCONSIN

Signature

President
Title

Notary Public
Commission Expires 8/22/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)
Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Quasar Distributors, LLC

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (the Company) (a wholly owned subsidiary of U.S. Bancorp) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Quasar Distributors, LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2008

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	11,395,983
Commissions and fees receivable		1,347,733
Office equipment and capitalized software, net of accumulated depreciation of $697,854		1,842
Intangible assets, net of accumulated amortization of $249,236		48,764
Goodwill		466,410
Deferred tax asset, net		65,966
Other assets		68,769
Total assets	$	13,395,467
Liabilities and member's equity		
Liabilities:		
Payable to affiliate	$	1,401,260
Marketing and distribution fees payable		1,478,532
Current income taxes payable to affiliate, net		1,366,616
Accounts payable, accrued expenses and other liabilities		1,754,469
Total liabilities		6,000,877
Member's equity:		
Contributed capital, 1,250,000 units		1,250,000
Retained earnings		6,144,590
Total member's equity		7,394,590
Total liabilities and member's equity	$	13,395,467

See accompanying notes.

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

Quasar Distributors, LLC (Quasar or the Company) was incorporated as a limited liability corporation in the state of Delaware and commenced operations on January 21, 2000. The Company is wholly owned by U.S. Bancorp (the Parent or USB).

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides mutual fund distribution and underwriting services to mutual funds in all 50 states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from SEC Rule 15c3-3 under Section (k)(1) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold securities for customer accounts.

2. Significant Accounting Policies

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers investments in money market mutual funds to be cash equivalents.

As of December 31, 2007, $1,419,616 of cash and cash equivalents was restricted for default account 12b-1 fees and default account sales commissions for the benefit of First American Funds, an affiliate of the Company. As of December 31, 2007, this amount was owed to reimburse FAF Advisors, Inc., a related party, for distribution-related expenses paid by FAF Advisors, Inc. on behalf of Quasar. In addition, as of December 31, 2007, $1,430,159 of cash and cash equivalents was restricted for the benefit of an independent third party.

Investments

The Company held no investments other than cash and cash equivalents at December 31, 2007.

2. Significant Accounting Policies (continued)

Office Equipment and Software

Office equipment and software are recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to five years.

Goodwill and Intangible Assets

The recoverability of goodwill and other intangible assets is, at a minimum, evaluated annually or on an interim basis if there are indicators of impairment. The goodwill evaluation is based on the estimated fair value of the acquired business based on estimated future cash flows. Other intangible assets are amortized over their estimated useful lives, using the sum-of-the-digits method.

Revenue Recognition

Commission and fee income is recorded on an accrual basis in accordance with negotiated fee schedules. No allowance has been established for fee receivables. Management believes the receivable amount of $1,347,733 recorded in the statement of financial condition is fully collectible.

Funding of B-Share Sales Commissions

Quasar pays upfront commissions to broker-dealers for the sale of certain mutual fund shares known as Class B shares. With Class B shares, the investor is not charged a sales commission at the time of the purchase. Instead, the Class B shares have an asset-based fee (12b-1 fee) that is charged to the fund over a set period of years. If the investor redeems any Class B shares prior to the expiration of this 12b-1 fee period, the investor is charged a back-end load (on a declining scale) known as a contingent deferred sales charge (CDSC) to make up for the 12b-1 fee shortfall. Under various fund-related contracts, the Company is entitled to 12b-1 distribution fees and CDSCs from the mutual fund over the life of such shares.

Funding of the up-front commission payments to selling broker-dealers occurs through arrangements with independent third parties in which Quasar sells the rights to future 12b-1 fees and CDSCs. For financial reporting purposes, these arrangements are treated as sales at the time of the funding.

2. Significant Accounting Policies (continued)

As of December 31, 2007, the Company is obligated to pay a third party $309,649 in accordance with the terms associated with the sale of 12b-1 fee revenues prior to December 31, 2004. The accrual is included in accounts payable, accrued expenses and other liabilities in the statement of financial condition. Quasar has an arrangement with an affiliate to be reimbursed for these payments. The reimbursement due from affiliate equals $350,067 as of December 31, 2007 and is included in commissions and fee receivables on the statement of financial condition.

Fair Value of Financial Instruments

At December 31, 2007, the Company's financial instruments (cash and cash equivalents) are carried at fair value or amounts approximating fair value because they are short-term in nature and reprice frequently.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. Federal income taxes are determined on a separate company basis, and payments are received from or remitted to the Parent. The Company files separate state income tax returns, where unitary returns are not used. Actual income tax expense does not differ substantially from the amount that would be computed by applying the statutory federal tax rate.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Concentration of Business/Risk

The Company's activities significantly rely on U.S. Bancorp Fund Services (USBFS), a related party, for the majority of its revenues. USBFS also acts as the primary client contact in negotiating contracts on behalf of Quasar. These activities expose the Company to concentration risk in the event USBFS were to lose customers or go out of business. The Company does not believe that this concentration poses a significant risk.

3. New Accounting Pronouncements

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, effective for the Company beginning on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement provides a consistent definition of fair value which focuses on exit price and prioritizes market-based inputs obtained from sources independent of the entity over those from the entity's own inputs that are not corroborated by observable market data. SFAS No. 157 also requires consideration of nonperformance risk when determining fair value measurements.

SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value, and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes in net assets for the period. The Company's adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities*, effective for the Company beginning on January 1, 2008. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. The Company's adoption of SFAS No. 159 is not expected to have a material impact on the Company's financial statements.

3. New Accounting Pronouncements (continued)

FIN 48

Effective January 1, 2007, the Company adopted the provisions of FIN 48. The adoption of FIN 48 did not result in a cumulative-effect accounting adjustment for the Company. At January 1, 2007, the Company did not have any unrecognized tax positions. The Company will classify any interest and penalties related to any unrecognized tax positions that may arise as a component of income tax expense. At December 31, 2007, the Company did not have any unrecognized tax positions.

4. Marketing and Distribution Fees Payables

Amounts payable for marketing and distribution fees of $1,478,532 as of December 31, 2007, represent cash received from mutual funds for purposes of marketing and distribution expenses of the mutual funds. The amount payable to affiliate of $1,371,242 as of December 31, 2007, relates to distribution and marketing expenses incurred by FAF Advisors on behalf of Quasar related to the distribution of the First American Funds, an affiliate of the Company.

5. Net Capital Requirement

Pursuant to the SEC Uniform Net Capital Rule, the Company is required to maintain minimum net capital of $400,059 at December 31, 2007. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1.

At December 31, 2007, the Company had adjusted net capital of $5,168,452, which was $4,768,393 in excess of its minimum required net capital of $400,059. The Company's aggregate indebtedness to net capital ratio was 1.16 to 1 at December 31, 2007.

6. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible company employees participate in the pension plan of USB. Pension benefits are based on a participant's highest five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Employees are fully vested after five years of service. Plan assets primarily consist of various equity mutual funds, USB stock, and other miscellaneous assets.

6. Employee Benefit Plans and Stock-Based Compensation (continued)

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees through postretirement benefit plans offered by USB. Generally, all employees may become eligible for retiree health care benefits by meeting certain age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features, such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Company employees also participate in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100% matched by the Company, up to the first 4% of an employee's compensation.

Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. All of the Company's matching contributions are initially invested in USB common stock, but an employee is allowed to reinvest the matching contributions among various investment alternatives. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

The Company's employees participate in the Parent's stock option and incentive plans.

7. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and other affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided by or for affiliates, costs for occupancy, and general and administrative services.

Cash and cash equivalents of the Company are invested in the First American Treasury Reserve Fund and the First American Prime Obligation Fund, which are money market mutual funds sponsored by the Parent.

At December 31, 2007, the Company has outstanding commissions and fees receivable of $50,633 from certain First American mutual funds and a receivable for reimbursement of expenses incurred of $350,067 from FAF Advisors, Inc. These amounts are included in commissions and fees receivable on the statement of financial condition

8. Income Tax

The components of the Company's deferred tax assets and liabilities as of December 31, 2007, were:

Deferred tax assets:	
Accrued severance, pension, and retirements	$ 65,709
Stock compensation	9,205
Fixed assets depreciation	2,811
Total deferred tax assets	77,725
Deferred tax liabilities:	
Pension	11,751
Other	8
Total deferred tax liabilities	11,759
Net deferred tax asset	$ 65,966

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no such valuation allowance has been established.

END